Via EDGAR Correspondence

November 15, 2012

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549-3561

Re:	Crescent Financial Bancshares, Inc.

Amendment No.2 to the Preliminary Proxy Statement on Schedule 14A

Filed November 15, 2012

SEC File No. 000-32951

Dear Mr. Webb:

I am writing on behalf of Crescent Financial Bancshares, Inc. (“Crescent”), to provide an EDGAR version of prior e-mail correspondence following our telephonic conversation with the Staff on November 14, 2012.

On November 13, 2012, on behalf of Crescent, our counsel e-mailed the staff the following e-mail correspondence:

Crescent Financial is in the final process of updating its preliminary proxy statement to address the Staff's earlier comments. To that end, Crescent has identified two specific issues that it would like Staff guidance on.

1) In the pro forma presentations, an assumption is required under several of the scenarios for the Crescent share price at the time of the merger. Crescent has historically used a $5.00 per share figure, which was the share price contemplated at the date of the execution of the merger agreement. However, Crescent is currently trading lower than that amount. Does the Staff have a preference for one figure or the other, or so long as Crescent explains the assumptions made, is the Staff okay with either approach?

2) In the annual financial statements for VantageSouth, do we need to label the 2010 financial statements at “Restated” if they are consistent with the originally filed proxy and other prior filings? The December 31, 2010 data is NOT consistent with the second preliminary proxy but the staff had previously told us that the restatement note would include reconciliation from the FIRST preliminary proxy to the CURRENT proxy filing and in that case, there are no reconciling amount for 2010.

Crescent's principals will work to make themselves available to you at a time that works for you, or, if the answers are simple, an e-mail response is fine.

As discussed telephonically on November 14, 2012, and as reflected in the revised preliminary proxy filed by Crescent today, Crescent believes it is appropriate to use a current trading price in the pro forma financial presentations.

With regard to the restated VantageSouth financial statements, the revised preliminary proxy provides disclosure for the readers of the financial statements regarding changes from each of the previously provided financial statements. Crescent also would like to confirm that the e-mail correspondence incorrectly identified that the Staff had told Crescent how to present the reconciliation. The Company has reviewed the accounting literature, and made a presentation that the Company believes is consistent with generally accepted accounting principles.

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In connection with the foregoing, Crescent acknowledges that:

•	Crescent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crescent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your prompt review and look forward to hearing from you with respect to the foregoing response. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (919) 659-9005 or our securities counsel, Robert D. Klingler, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6810.

Very truly yours,

/s/ Jonathan Hornaday
Jonathan Hornaday
Senior Vice President
Crescent Financial Bancshares, Inc.

cc:	Robert D. Klingler, Esq. (via e-mail)

Kenneth L. Henderson, Esq. (via e-mail)